Exhibit 22

Subsidiary Guarantors and Issuers of Registered Senior Secured Notes

Oppenheimer Holdings, Inc. has Senior Secured Notes that are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by the following subsidiaries of the Company:

Entity	5.50% Senior Secured Notes due 2025
Oppenheimer Holdings, Inc.	Issuer
E.A. Viner International Co.	Guarantor
Viner Finance, Inc.	Guarantor

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